MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE CODE: TELECOM

Quarter: 4 Year: 2002

CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2002 AND 2001

(Thousands of Pesos)

03007535

Final Printing

REF S		QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**173,448,321**	100	**169,581,280**	100
2	**CURRENT ASSETS**	**38,047,018**	22	**33,219,057**	20
3	CASH AND SHORT-TERM INVESTMENTS	15,976,466	9	9,187,681	5
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	17,225,923	10	17,336,962	10
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	2,169,264	1	4,431,483	3
6	INVENTORIES	1,124,685	1	588,512	0
7	OTHER CURRENT ASSETS	1,550,680	1	1,674,419	1
8	**LONG-TERM**	**1,078,664**	1	**1,289,368**	1
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	869,838	1	982,970	1
11	OTHER INVESTMENTS	208,826	0	306,398	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**122,955,691**	71	**120,978,290**	71
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	266,945,029	154	235,271,888	139
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	150,012,185	86	126,994,406	75
17	CONSTRUCTION IN PROGRESS	6,022,847	3	12,700,808	7
18	**DEFERRED ASSETS (NET)**	**3,394,893**	2	**4,672,586**	3
19	**OTHER ASSETS**	**7,972,055**	5	**9,421,979**	6
20	**TOTAL LIABILITIES**	**122,504,687**	100	**124,690,493**	100
21	**CURRENT LIABILITIES**	**44,547,977**	36	**48,004,143**	38
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	14,862,523	12	9,314,484	7
24	STOCK MARKET LOANS	5,346,182	4	18,632,543	15
25	TAXES TO BE PAID	4,019,960	3	1,348,781	1
26	OTHER CURRENT LIABILITIES	20,319,312	17	18,708,335	15
27	**LONG-TERM LIABILITIES**	**59,468,249**	49	**59,370,616**	48
28	BANK LOANS	24,088,038	20	29,569,577	24
29	STOCK MARKET LOANS	35,380,211	29	29,801,039	24
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**10,798,086**	9	**11,688,552**	9
32	**OTHER LIABILITIES**	**7,690,375**	6	**5,627,182**	5
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**50,943,634**	100	**44,890,787**	100
34	**MINORITY INTEREST**	**41,206,880**	81	**36,811,080**	82
35	**MAJORITY INTEREST**	**9,736,754**	19	**8,079,707**	18
36	**CONTRIBUTED CAPITAL**	**5,948,513**	12	**5,965,192**	13
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,247,213	2	1,264,142	3
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,191,337	8	4,191,139	9
39	PREMIUM ON SALES OF SHARES	509,963	1	509,911	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,788,241**	7	**2,114,515**	5
42	RETAINED EARNINGS AND CAPITAL RESERVE	16,342,212	32	7,476,725	17
43	REPURCHASE FUND OF SHARES	1,503,065	3	2,053,329	5
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(16,969,040)	(33)	(13,660,984)	(30)
45	NET INCOME FOR THE YEAR	2,912,004	6	6,245,445	14

dlw 3/18

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **4** YEAR: **2002**

CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**15,976,466**	**100**	**9,187,681**	**100**
46	CASH	1,048,045	7	1,088,009	12
47	SHORT-TERM INVESTMENTS	14,928,421	93	8,099,672	88
18	**DEFERRED ASSETS (NET)**	**3,394,893**	**100**	**4,672,586**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	603,911	18	643,336	14
49	GOODWILL	2,790,982	82	4,029,250	86
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**44,547,977**	**100**	**48,004,143**	**100**
52	FOREING CURRENCY LIABILITIES	17,681,574	40	5,143,617	11
53	MEXICAN PESOS LIABILITIES	26,866,403	60	42,860,526	89
24	**STOCK MARKET LOANS**	**5,346,182**	**100**	**18,632,543**	**100**
54	COMMERCIAL PAPER	5,346,182	100	18,632,543	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**20,319,312**	**100**	**18,708,335**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	3,500,841	17	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	16,818,471	83	18,708,335	100
27	**LONG-TERM LIABILITIES**	**59,468,249**	**100**	**59,370,616**	**100**
59	FOREING CURRENCY LIABILITIES	48,368,708	81	53,191,483	90
60	MEXICAN PESOS LIABILITIES	11,099,541	19	6,179,133	10
29	**STOCK MARKET LOANS**	**35,380,211**	**100**	**29,801,039**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	35,380,211	100	29,801,039	100
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**10,798,086**	**100**	**11,688,552**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	10,798,086	100	10,623,082	91
67	OTHERS	0	0	1,065,470	9
32	**OTHER LIABILITIES**	**7,690,375**	**100**	**5,627,182**	**100**
68	RESERVES	7,690,375	100	5,627,182	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(16,969,040)**	**100**	**(13,660,984)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(16,969,040)	(100)	(13,660,984)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **4** YEAR: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(6,500,959)	(14,785,086)
73	PENSIONS FUND AND SENIORITY PREMIUMS	7,690,375	5,627,182
74	EXECUTIVES (*)	139	148
75	EMPLOYERS (*)	11,659	12,750
76	WORKERS (*)	51,977	54,652
77	CIRCULATION SHARES (*)	3,706,690,800	3,757,265,966
78	REPURCHASED SHARES (*)	228,386,243	177,811,077

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**112,859,717**	**100**	**117,366,223**	**100**
2	COST OF SALES	56,695,254	50	54,158,060	46
3	**GROSS INCOME**	**56,164,463**	**50**	**63,208,163**	**54**
4	OPERATING	16,360,521	14	18,114,681	15
5	**OPERATING INCOME**	**39,803,942**	**35**	**45,093,482**	**38**
6	TOTAL FINANCING COST	7,202,137	6	5,429,624	5
7	**INCOME AFTER FINANCING COST**	**32,601,805**	**29**	**39,663,858**	**34**
8	OTHER FINANCIAL OPERATIONS	3,384,076	3	9,902	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**29,217,729**	**26**	**39,653,956**	**34**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	12,768,524	11	15,804,099	13
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**16,449,205**	**15**	**23,849,857**	**20**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(251,750)	0	(442,320)	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**16,197,455**	**14**	**23,407,537**	**20**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	347,513	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**16,197,455**	**14**	**23,060,024**	**20**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**16,197,455**	**14**	**23,060,024**	**20**
19	NET INCOME OF MINORITY INTEREST	13,285,451	12	16,814,579	14
20	**NET INCOME OF MAJORITY INTEREST**	**2,912,004**	**3**	**6,245,445**	**5**

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **4** YEAR: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**112,859,717**	**100**	**117,366,223**	**100**
21	DOMESTIC	110,327,936	98	114,830,240	98
22	FOREIGN	2,531,781	2	2,535,983	2
23	TRANSLATED INTO DOLLARS (***)	255,763	0	253,381	0
6	**TOTAL FINANCING COST**	**7,202,137**	**100**	**5,429,624**	**100**
24	INTEREST PAID	7,513,230	104	10,367,470	191
25	EXCHANGE LOSSES	5,520,066	77	1,824,201	34
26	INTEREST EARNED	1,486,881	21	1,428,535	26
27	EXCHANGE PROFITS	802,516	11	2,225,601	41
28	GAIN DUE TO MONETARY POSITION	(3,541,762)	(49)	(3,107,911)	(57)
8	**OTHER FINANCIAL OPERATIONS**	**3,384,076**	**100**	**9,902**	**100**
29	OTHER NET EXPENSES (INCOME) NET	3,285,179	97	1,742,460	17,597
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	98,897	3	(1,732,558)	(17,497)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**12,768,524**	**100**	**15,804,099**	**100**
32	INCOME TAX	10,638,582	83	11,180,061	71
33	DEFERED INCOME TAX	(872,330)	(7)	1,468,771	9
34	WORKERS' PROFIT SHARING	3,002,272	24	3,155,267	20
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **4** YEAR: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	112,859,718	117,366,224
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	112,859,717	117,366,223
39	OPERATION INCOME (**)	39,803,942	45,093,482
40	NET INCOME OF MAYORITY INTEREST(**)	2,912,004	6,245,445
41	NET CONSOLIDATED INCOME (**)	16,197,455	23,060,024

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **4** YEAR: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**16,197,455**	**23,060,024**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	13,905,087	22,721,160
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**30,102,542**	**45,781,184**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	4,100,258	(3,599,438)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**34,202,800**	**42,181,746**
6	CASH FLOW FROM EXTERNAL FINANCING	(4,825,784)	(5,052,010)
7	CASH FLOW FROM INTERNAL FINANCING	(5,504,370)	(6,821,969)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(10,330,154)**	**(11,873,979)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(17,083,861)**	**(37,266,439)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	6,788,785	(6,958,672)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	9,187,681	16,146,353
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	15,976,466	9,187,681

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**13,905,087**	**22,721,160**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	19,567,699	18,242,502
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(5,662,612)	4,478,658
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**4,100,258**	**(3,599,438)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	754,139	(1,962,627)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(185,186)	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	2,064,047	13,757,256
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	1,467,258	(15,394,067)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(4,825,784)**	**(5,052,010)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(8,103,372)	(28,549,815)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	97,636	26,888,672
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	3,179,952	(3,390,867)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(5,504,370)**	**(6,821,969)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(16,929)	(1,046,618)
31	(-) DIVIDENS PAID	(4,937,178)	(4,816,250)
32	+ PREMIUM ON SALE OF SHARES	(550,263)	(959,101)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(17,083,861)**	**(37,266,439)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(79,050)	(134,447)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(11,487,316)	(22,762,996)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	(1,489,623)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(5,517,495)	(12,879,373)

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **4** YEAR: **2002**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	14.35	%	19.65	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	29.91	%	77.30	%
3	NET INCOME TO TOTAL ASSETS (**)	9.34	%	13.60	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	21.87	%	13.48	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.65	times	0.69	times
7	NET SALES TO FIXED ASSETS (**)	0.92	times	0.97	times
8	INVENTORIES ROTATION (**)	50.41	times	92.03	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	48	days	46	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.67	%	11.87	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	70.63	%	73.53	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.40	times	2.78	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	53.92	%	46.78	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	48.37	%	49.08	%
15	OPERATING INCOME TO INTEREST PAID	5.30	times	4.35	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.92	times	0.94	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.85	times	0.69	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.83	times	0.68	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.31	times	0.27	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	35.86	%	19.14	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	26.67	%	39.01	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	3.63	%	(3.07)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	4.55	times	4.07	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	46.72	%	42.55	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	53.28	%	57.45	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	67.24	%	61.08	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: 4 YEAR: 2002

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.77		$ 1.57	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 4.33		$ 5.88	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.09	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 2.63		$ 2.15	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	4.45	times	9.78	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	15.05	times	12.64	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: QUARTER: YEAR:
CARSO GLOBAL TELECOM, S. A. DE C. V.

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

FINANCIAL STATEMENT NOTES (1)

ANNEX 2 **CONSOLIDATED**
Final Printing

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **4** YEAR: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **CONSOLIDATED**
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 TELMEX	COMUNICACIONES	4,169,007,000	32.62	12,500,793	19,717,423
2 MULTIMEDIA CORPORATIVO, S.A. DE C.V.	ADMON. DE SOCIEDADES	50,000	100.00	50	93
3 GLOBAL TELECOM LLC	TENEDORA DE ACCIONES Y VALORES	1	100.00	3,027,944	2,024,785
4 EMPRESAS Y CONTROLES	TENEDORA DE ACCIONES Y VALORES	230,336,849	100.00	230,337	2,179,464
TOTAL INVESTMENT IN SUBSIDIARIES				**15,759,124**	**23,921,765**
ASSOCIATEDS					
1 T1MSN, CORP.	PORTAL DE INTERNET	3,010,850	50.00	280,386	54,767
2 TECHNOLOGY AND INTERNET, LLC	SERVICIOS DE INTERNET	500	50.00	973,799	255,232
3 TECNOLOGY FUND I, LLC	SERVICIOS DE COMUNICACION	500	50.00	20,898	15,719
4 ORGANIZACION RECUPERADORA DE CARTERA, S	TENEDORA DE CENTRO DE TELEMERC EN E.U.A	459,124,621	45.00	459,061	457,857
5 CENTRO HISTORICO DE LA CIUDAD DE MEXICO	SERVICIOS INMOBILIARIOS	80,020,000	40.00	80,020	86,263
6 OTRAS ASOCIADAS (4) (No. DE ASOC.)		1	0.00	0	0
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**1,814,164**	**869,838**
OTHER PERMANENT INVESTMENTS					**208,826**
TOTAL					**25,000,429**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **4** YEAR: **2002**

CARSO GLOBAL TELECOM, S. A. DE C. V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	4,657,795	843,101	3,814,694	17,492,234	9,160,240	12,146,688
MACHINERY	97,836,771	37,036,893	60,799,878	124,695,296	89,279,130	96,216,044
TRANSPORT EQUIPMENT	8,401,516	6,143,422	2,258,094	6,457,937	5,957,042	2,758,989
OFFICE EQUIPMENT	1,474,849	917,604	557,245	823,004	674,753	705,496
COMPUTER EQUIPMENT	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**112,370,931**	**44,941,020**	**67,429,911**	**149,468,471**	**105,071,165**	**111,827,217**
NOT DEPRECIATION ASSETS						
GROUNDS	1,063,156	0	1,063,156	4,042,471	0	5,105,627
CONSTRUCTIONS IN PROCESS	5,807,440	0	5,807,440	215,407	0	6,022,847
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**6,870,596**	**0**	**6,870,596**	**4,257,878**	**0**	**11,128,474**
TOTAL	**119,241,527**	**44,941,020**	**74,300,507**	**153,726,349**	**105,071,165**	**122,955,691**

NOTES

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
AB SVENSK EXPORT (1)	14/12/2005	2.38	0	0	0	0	0	0	0	0	0	29,267	29,267	17,691	0	0
ABN AMRO BANK (1)	30/11/2006	3.28	0	0	0	0	0	0	0	0	0	624,937	624,937	624,937	596,081	0
ABN AMRO BANK (1)	15/03/2008	2.81	0	0	0	0	0	0	0	0	0	928,781	928,781	928,781	928,781	774,094
DEXIA BANK (1)	31/12/2012	2.38	0	0	0	0	0	0	0	0	0	239,330	239,330	239,330	239,330	741,627
BANCO BILBAO V.A. (1)	22/12/2007	2.13	0	0	0	0	0	0	0	0	0	81,428	162,857	162,857	162,857	162,857
BANCO INTERN., SAG (1)	24/12/2006	2.19	0	0	0	0	0	0	0	0	0	1,016	1,044	527	527	0
BCO. SANTANDER N.Y. (1)	05/04/2008	1.58	0	0	0	0	0	0	0	0	0	23,338	23,338	23,338	23,338	23,338
BANK OF AMERICA NAT (1)	17/04/2006	1.63	0	0	0	0	0	0	0	0	0	154,052	144,209	111,409	19,050	0
BANK OF AMERICA NAT (1)	24/12/2006	2.19	0	0	0	0	0	0	0	0	0	44,864	46,116	23,275	23,275	0
BANK OF AMERICA NAT (1)	15/12/2003	1.76	0	0	0	0	0	0	0	0	0	21,899	0	0	0	0
BARCLAYS BANK, BRUS (1)	31/12/2004	2.63	0	0	0	0	0	0	0	0	0	203,220	83,079	0	0	0
BARCLAYS BANK, BRUS (1)	31/12/2005	2.38	0	0	0	0	0	0	0	0	0	89,320	89,320	89,320	0	0
BARCLAYS BANK, N.Y. (1)	16/07/2003	1.76	0	0	0	0	0	0	0	0	0	8,140	0	0	0	0
CITIBANK, N.A. (1)	24/12/2006	2.19	0	0	0	0	0	0	0	0	0	139,233	145,664	73,183	73,183	0
CREDIT LYONNAIS (1)	16/10/2003	1.76	0	0	0	0	0	0	0	0	0	21,615	0	0	0	0
EXPORT DEVELOP CAN (1)	22/04/2008	1.93	0	0	0	0	0	0	0	0	0	402,759	383,805	325,089	257,608	29,540
GOLDMAN SACHS INT. (1)	24/12/2006	2.19	0	0	0	0	0	0	0	0	0	9,978	10,256	5,176	5,176	0
JP MORGAN CHASE B (1)*	14/12/2003	2.26	0	0	0	0	0	0	0	0	0	4,640,625	0	0	0	0
JP MORGAN CHASE B (1)*	20/12/2004	2.08	0	0	0	0	0	0	0	0	0	0	4,640,625	0	0	0
KREDITANSTAL FUR W. (1)	15/12/2006	2.68	0	0	0	0	0	0	0	0	0	120,312	120,312	120,312	120,313	0
KREDITANSTAL FUR W. (1)	30/11/2004	1.88	0	0	0	0	0	0	0	0	0	2,282	2,282	0	0	0
MARUBENI CORP. (1)	11/03/2004	2.88	0	0	0	0	0	0	0	0	0	30,938	15,469	0	0	0
MITSU & CO., LTD (1)	30/11/2006	2.96	0	0	0	0	0	0	0	0	0	56,246	56,246	56,246	56,246	0
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0	0	0	0	0	0	0	0	15,983	16,015	16,015	16,015	185,683
NORDEA BANK FINLAND (1)	09/11/2004	2.88	0	0	0	0	0	0	0	0	0	121,688	95,906	0	0	0
NORDEA BANK FINLAND (1)	04/12/2007	2.63	0	0	0	0	0	0	0	0	0	328,674	328,674	328,674	173,986	16,104
NORDIC INVESTMENT B. (1)	06/12/2006	2.48	0	0	0	0	0	0	0	0	0	103,125	103,125	103,125	103,125	0
BNP PARIBAS BANK, N.Y. (1)	03/02/2003	2.26	0	0	0	0	0	0	0	0	0	37,331	0	0	0	0
PRIVATE EXPORT FUND (2)	16/07/2003	9.34	0	0	0	0	0	0	0	0	0	52,156	0	0	0	0

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
SKANDINAVISKA ENSKILDA (1)	15/08/2009	2.81	0	0	0	0	0	0	0	0	0	136,938	136,938	136,938	136,938	345,374
SKANDINAVISKA ENSKILDA (1)	28/02/2004	2.38	0	0	0	0	0	0	0	0	0	79,994	20,242	0	0	0
SOCIETE GENERALE N.Y. (1)	31/12/2003	1.82	0	0	0	0	0	0	0	0	0	20,603	0	0	0	0
SOCIETE GENERALE PARIS (1)	24/12/2006	2.19	0	0	0	0	0	0	0	0	0	14,310	14,710	7,424	7,424	0
SOCIETE GENERALE PARIS (1)	11/05/2007	2.13	0	0	0	0	0	0	0	0	0	92,346	45,737	19,712	795	14
SUMITOMO CORP (1)	19/06/2006	2.63	0	0	0	0	0	0	0	0	0	96,869	82,517	53,643	19,560	0
BANK OF TOKYO-MITSUB (1)	29/12/2008	2.73	0	0	0	0	0	0	0	0	0	206,250	270,757	270,757	270,757	335,264
ARRENDADORA BANAMEX (1)	26/06/2004	2.38	0	0	0	222,796	118,377	0	0	0	0	0	0	0	0	0
BANAMEX AG. N.Y. (1)	24/12/2006	2.19	0	0	0	0	0	0	0	0	0	7,146	7,346	3,707	3,707	0
BANAMEX, S.A. (1)	27/06/2005	2.38	0	0	0	179,762	194,346	100,799	0	0	0	0	0	0	0	0
BANCA SERFIN N.Y. (1)	24/12/2006	2.19	0	0	0	0	0	0	0	0	0	3,691	3,857	1,940	1,938	0
BBVA BANCOMER (2)	27/10/2004	8.58	0	800,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/2006	2.38	0	0	0	199,015	212,567	227,066	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL. (1)	24/11/2006	2.19	0	0	0	23,387	24,040	12,133	12,133	0	0	0	0	0	0	0
BANCO SANTANDER (1)	04/03/2003	2.13	0	0	0	626,837	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	22/05/2004	8.61	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX S.A. (1)	26/06/2006	2.38	0	0	0	256,193	266,062	276,335	142,151	0	0	0	0	0	0	0
HEWLETT PACKARD MEX (2)	31/03/2005	8.00	0	0	0	34,060	34,060	8,515	0	0	0	0	0	0	0	0
TESORERIA DE LA FED. (1)	24/12/2006	2.19	0	0	0	45,564	47,116	23,743	23,743	0	0	0	0	0	0	0
ARREND INBURSA (3)	30/06/2004	8.74	3,867	580	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/2006	2.28	0	0	0	109,580	112,886	116,292	119,801	0	0	0	0	0	0	0
CHASE MANHATAN BANK	18/09/2003	3.18	0	0	0	0	0	0	0	0	0	2,416,992	0	0	0	0
CHASE MANHATAN BANK	04/11/2003	3.17	0	0	0	0	0	0	0	0	0	771,148	0	0	0	0
CHASE MANHATAN BANK	03/05/2004	3.17	0	0	0	0	0	0	0	0	0	0	2,045,221	0	0	0
PAINE WEBBER RMA	16/08/2003	1.92	0	0	0	0	0	0	0	0	0	206,250	0	0	0	0
PAINE WEBBER RMA	16/06/2003	1.87	0	0	0	0	0	0	0	0	0	453,750	0	0	0	0
PAINE WEBBER RMA	02/01/2003	2.24	0	0	0	0	0	0	0	0	0	113,438	0	0	0	0
BANCO INVEX	27/12/2004	9.13	0	200,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INBURSA	09/01/2003	9.80	9,200	0	0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: 4 YEAR: 2002

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
TOTAL BANKS			13,067	1,500,580	0	1,697,194	1,009,454	764,883	297,828	0	0	13,152,262	10,917,982	3,743,406	3,240,010	2,613,895
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
PAPEL COMERCIAL ** (2)	07/02/2003	8.29	167,846	0	0	0	0	0	0	0	0	0	0	0	0	0
CERT BURSAT TELMEX 02-2 (4)	10/02/2005	8.34	0	850,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT BURSAT TELMEX 02 (4)	09/02/2007	8.60	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
C B TMX 01,02-3 Y 02-4 (2)	31/05/2012	11.05	0	1,700,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT BURSAT TELMEX 01-2 (4)	26/10/2007	8.70	0	3,250,000	0	0	0	0	0	0	0	0	0	0	0	0
SENIOR NOTES DUE 2006 (2)	26/01/2006	8.25	0	0	0	0	0	0	0	0	0	0	0	0	15,468,750	0
CONVERTIBLE SECURI 2004 (2)	15/06/2004	4.25	0	0	0	0	0	0	0	0	0	0	10,312,500	0	0	0
PAGARE MEDIANO PLAZO POOU	20/07/2007	7.50	0	1,148,961	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	09/01/2003	8.16	2,133,336	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	17/01/2003	8.18	2,000,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	17/01/2003	8.18	620,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	27/01/2003	8.28	425,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	23/08/2007	9.01	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			5,346,182	9,598,961	0	0	0	0	0	0	0	0	10,312,500	0	15,468,750	0
CIRCULANTES, OTROS CREDITOS			17,487,194	0	0	0	0	0	0	0	2,832,118	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			17,487,194	0	0	0	0	0	0	0	2,832,118	0	0	0	0	0

FILE No. 82-437

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			22,846,443	11,099,541	0	1,697,194	1,009,454	764,883	297,828	0	2,832,118	13,152,262	21,230,482	3,743,406	18,708,760	2,613,895

Column groups: "Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)" and "Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)".

NOTES

A) TASAS DE INTERES
EN EL DESGLOCE DE CREDITOS SE PRESENTA CON TASA INTEGRADA COMO SIGUE:
(1) TASA LIBOR MAS UN MARGEN
(2) TASA FIJA
(3) TASA TIIE MAS UN MARGEN
(4) TASA CETES MAS UN MARGEN

B) SE CONSIDERARON LOS VALORES SIGUIENTES:
LIBOR A 6 MESES U.S.D. EQUIVALENTE AL 31 DE DIC. 2002.
TIIE A 28 DIAS EQUIVALENTE A 8.535 AL 31 DE DIC. 2002.
CETES A 91 DIAS EQUIVALENTE A 7.34 AL 26 DE DIC. 2002.
CETES A 182 DIAS EQUIVALENTE A 7.8 AL 26 DE DIC. 2002.

C) * BANCO AGENTE DE CREDITO SINDICADO
D) ** LOS OFICIOS CORRESPONDIENTES A ESTA DEUDA SON:
DGE 182 10232 DEL 15 DE ABR.2002 DGE 311 14611 DEL 1° DE JULIO DE 2002,
Y DGE 582 14882 DEL 18 DE OCT. 2002

E) LOS CREDITOS DE PROVEEDORES SE RECLASIFICAN A CREDITOS BANCARIOS DEBIDO A QUE EN EL ESTADO DE SITUACION FINANCIERA DEL SIFIC/ICS, NO EXISTE APERTURA PARA PROVEEDORES A LARGO PLAZO.

LOS PASIVOS EN MONEDA EXTRANJERA, SE VALUARON AL TIPO DE CAMBIO DE CIERRE DEL TRIMESTRE, MISMOS QUE AL 31 DE DICIEMBRE DE 2002 FUE EL SIGUIENTE:

MONEDA DE ORIGEN	MONTO (M.O)	T.C.

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
DOLAR (U.S.)					5,521,637				10.3125							
FRANCO FRANCES (F.F.)					163,393				1.6493							

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **4** YEAR: **2002**

CARSO GLOBAL TELECOM, S. A. DE C. V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	552,115	5,262,408	0	0	5,262,408
OTHER	15,859	163,553	0	0	163,553
TOTAL	**567,974**	**5,425,961**			**5,425,961**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	1,225,656	11,901,202	0	0	11,901,202
TOTAL	**1,225,656**	**11,901,202**			**11,901,202**
NET BALANCE	**(657,682)**	**(6,475,241)**			**(6,475,241)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**2,918,323**	**30,095,211**	0	0	**30,095,211**
LIABILITIES POSITION	**6,435,648**	**66,367,610**	**26,132**	**269,484**	**66,637,094**
SHORT TERM LIABILITIES POSITION	1,769,305	18,245,954	2,175	22,432	18,268,386
LONG TERM LIABILITIES POSITION	4,666,343	48,121,656	23,957	247,052	48,368,708
NET BALANCE	**(3,517,325)**	**(36,272,399)**	**(26,132)**	**(269,484)**	**(36,541,883)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **4** YEAR: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	34,478,588	105,039,778	70,561,190	0.92	649,163
FEBRUARY	33,782,998	103,146,617	69,363,619	0.06	(41,618)
MARCH	35,995,817	103,474,792	67,478,975	0.51	344,143
APRIL	35,493,203	100,977,669	65,484,466	0.55	360,165
MAY	36,206,379	98,801,614	62,595,235	0.20	125,190
JUNE	38,522,001	99,121,107	60,599,106	0.49	296,936
JULY	38,686,783	102,117,903	63,431,120	0.29	183,950
AUGUST	40,575,956	102,349,260	61,773,304	0.38	234,739
SEPTEMBER	46,681,730	101,802,479	55,120,749	0.60	330,724
OCTOBER	47,483,087	106,617,865	59,134,778	0.44	260,193
NOVEMBER	46,777,068	107,721,364	60,944,296	0.81	493,649
DECEMBER	44,807,966	105,604,937	60,796,971	0.44	267,507
ACTUALIZATION:	0	0	0	0.00	74,661
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	(37,640)
TOTAL					**3,541,762**

NOTES

FILE No. 82-4370

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **4** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

N O A P L I C A

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **4** YEAR: **2002**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
NO PROCEDE		0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **4** YEAR: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO PROCEDE					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **4** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SERVICIO LOCAL				53,189,874			
SERVICIO LD				35,841,882			
INTERCONEXION				15,560,138			
OTROS				5,736,042			
TOTAL				10,327,936			

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **4** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SERVICIO DE ENLACE				2,531,781			
TOTAL				2,531,781			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2001 — 7,407,774

Number of shares Outstanding at the Date of the NFEA: (Units) — 3,757,265,966

[ ] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
1	A-1	3,757,265,966.00	21/03/2002	538,664.00
2	A-1	3,757,265,966.00	21/06/2002	595,907.00
3	A-1	3,757,265,966.00	21/09/2002	588,411.00
4	·A-1	3,757,265,966.00	21/12/2002	578,611.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2002 — 8,367,654

Number of shares Outstanding at the Date of the NFEA: (Units) — 3,757,265,966

STOCK EXCHANGE COI TELECOM QUARTER: 4 YEAR: 2002

RAZON SOCIAL: **CARSO GLOBAL TELECOM, S. A. DE C. V.**

FILE No. 82-4379

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 9,762

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 3,757,265,966

[ ] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2002	
FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DICIEMBRE OF 2002 — 10,490

Number of shares Outstanding at the Date of the NFEAR (Units) — 3,757,265,966

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: 4 YEAR: 2002

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		4	3,706,690,800			3,706,690,800	1,247,213	
TOTAL			**3,706,690,800**	**0**	**0**	**3,706,690,800**	**1,247,213**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
3,706,690,800
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A-1	228,386,243	11.00000	11.59000

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY** TO **31** OF **DECEMBER** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. ARMANDO IBAÑEZ VAZQUEZ
DIRECTOR DE ADMINISTRACION

C.P. FRANCISCO ANGELES MAYORGA
GERENTE DE INFORMACION FINANCIERA

MEXICO, D.F., AT MARCH 6 OF 2003